

December 20, 2012

Via E-mail
Craig M. Bernfield
Chief Executive Officer
Aviv REIT, Inc.
303 West Madison Street
Suite 2400
Chicago, IL 60606

> **Re:** **Aviv REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed December 17, 2012**
> **File No. 333-185532**

Dear Mr. Bernfield:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Presentation of Non-GAAP Financial Information, page iii

1.   We note your response to prior comment 5 of our letter dated November 28, 2012 and updated disclosures. Please amend to also include a reconciliation of the non-GAAP financial measures of EBITDA and FFO to Cash flows provided by operating activities. Alternatively, please revise the disclosure to indicate that management does not consider these non-GAAP measures to be liquidity measures.

Distribution Policy, page 36

2.   We note your response to prior comment 10 and reissue the comment in part. Please provide clarifying disclosure in your prospectus consistent with your response indicating that because your properties are subject to triple net leases, you believe you have no additional operating costs relating to acquired or developed properties.

3.   We note your response to prior comment 11. Given that these charges appear to occur regularly in the periods reported, we do not believe these adjustments are appropriate. Please revise.

4.   We note your responses to prior comments 12 and 14. If as indicated in your response to comment 14 all anticipated capital expenditures are considered by management to be non-recurring capital expenditures, please remove capital expenditures and related financing from the table. We would not object to footnote disclosure. If you do anticipate recurring capital expenditures in the next 12 months, please clarify your disclosure, consistent with your response, to indicate that such amounts provided are the amount of anticipated capital expenditures, not only those amounts for which you have commitments.

Business, page 74

Our Portfolio, page 77

5.   We have reviewed your response to comment 24. Please include similar disclosure in the prospectus.

Director Compensation, page 98

6.   We have reviewed your response to comment 30. We will continue to monitor future amendments for a description of these terms.

Aviv REIT, Inc. Financial Statements as of and for the fiscal year ended December 31, 2011

Notes to Consolidated Financial Statements of Aviv REIT, Inc.

6. Lease Intangibles, page F-20

7.   We note your response to prior comment 38. Based on your response, it appears that the only acquisition with in-place leases occurred in December 2011. In that regard, please tell us the nature of the above and below market lease intangibles that you have recorded that are not related to the December 2011 acquisition and how you determined it was appropriate to record these intangibles. Additionally, for the properties without leases in-place, please tell us how you determined that you acquired a business as opposed to an asset.

Aviv Healthcare Properties Limited Partnership and Subsidiaries Financial Statements as of and
for the fiscal year ended December 31, 2011

Notes to Consolidated Statements, page F-46

8. Partnership Equity and Incentive Program, page F-61

8.   We note your response to prior comment 41. Please address the following:

> a.   Tell us the nature of the distributions under the 2010 Management Incentive Plan
>   and how these distributions resulted in a difference between the cash basis
>   disclosure and the accrual basis disclosure;

> b.   Please tell us how you determined it was appropriate to aggregate accretion
>   relating to Class E Units and the cost of redemption of Class F Units with
>   distributions on the Consolidated Statements of Changes in Equity; and

> c.   Provide clarifying disclosure within the annual and interim financial information
>   for your company and Operating Partnership to indicate that such amounts
>   provided are on a cash basis.

Signatures, page II-8

9.   Please note that the power of attorney submitted with draft registration statements does
        not apply to the first publicly filed registration statement. Please include signatures with
        your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Robert L. Verigan
        Sidley Austin LLP